Amendment No. 1 to Pricing Supplement No. 523

(To Prospectus dated April 20, 2009, Series L Prospectus Supplement dated April 21, 2009, and Product Supplement

CLN-2 dated December 29, 2009)

December 27, 2010

Filed Pursuant to Rule 424(b)(2) Registration No. 333-158663

Commodity-Linked Notes Linked to the Dow Jones-UBS Commodity IndexSM Total Return, due January 30, 2012

Issuer:	Bank of America Corporation

Pricing Date:	December 21, 2010

Issue Date:	December 29, 2010

Stated Maturity Date:	January 30, 2012

Aggregate Principal Amount:	$2,000,000

Underlying Index:	The Dow Jones-UBS Commodity IndexSM Total Return (Bloomberg symbol: “DJUBSTR”)

Starting Value:	316.1790. On the pricing date, December 22, 2010, and December 23, 2010, a Market Disruption Event occurred with respect to the Underlying Index, because the exchange published settlement price for the cotton contract included in the Underlying Index on each of these days was a “limit price.” As a result, the calculation agent determined the Starting Value on December 27, 2010 as described in product supplement CLN-2 under “Description of the Notes—Market Disruption Events” based on the Initial Underlying Index Value of 317.1501 on the pricing date, which was adjusted to 316.1790 on the basis of the exchange published settlement price of the March 2011 cotton contract on December 27, 2010.

Ending Value:	The closing level of the Underlying Index on the Valuation Date. If it is determined that the scheduled Valuation Date is not a business day, or if a Market Disruption Event occurs on the scheduled Valuation Date, the Ending Value will be determined as more fully described in product supplement CLN-2.

Leverage Factor:	3

Investor Fee:	The greater of (a) the fixed percentage of 0.00% and (b) a percentage equal to 0.35% per annum, as described in product supplement CLN-2 under “Description of the Notes—Payment at Maturity.”

Treasury Rate Charge:	Applicable

Interest Rate Basis:	LIBOR

Designated Maturity:	One Month

Interest Reset Dates:	The 30th of each calendar month, commencing on January 30, 2011.

Interest Payment Dates:	Unless the Notes are redeemed on an earlier date, interest will be payable only at maturity.

Spread:	Minus 25 basis points

Initial Optional Redemption Date:	December 29, 2010

Upper Mandatory Redemption Trigger Level:	Not Applicable

Lower Mandatory Redemption Trigger Level:	85% of the Starting Value

NPV Factor:	Not Applicable

Bear Note:	No

Calculation Agent:	Merrill Lynch Commodities, Inc.

Listing:	No listing on any securities exchange.

CUSIP:	06048WEZ9

	Per Note	Total
Public Offering Price(1)	$100,000	$2,000,000
Underwriting Discount	$0	$0
Proceeds, before expenses, to Bank of America Corporation	$100,000	$2,000,000

(1)	Plus accrued interest from December 29, 2010, if settlement occurs after that date.

Our Notes are unsecured and are not savings accounts, deposits, or other obligations of a bank. Our Notes are not guaranteed by Bank of America, N.A. or any other bank, are not insured by the Federal Deposit Insurance Corporation (the “FDIC”) or any other governmental agency and involve investment risks. The Notes are not guaranteed under the FDIC’s Temporary Liquidity Guarantee Program. Potential purchasers of the Notes should consider the information in “Risk Factors” beginning on page S-8 of the product supplement.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these Notes or passed upon the adequacy or accuracy of this tem sheet, the product supplement, the prospectus supplement, or the prospectus. Any representation to the contrary is a criminal offense.

In connection with this offering, Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) is acting in its capacity as principal for your account. We will deliver the Notes in book-entry form only through The Depository Trust Company on or about December 29, 2010 against payment in immediately available funds.

Merrill Lynch & Co.

Selling Agent

THE UNDERLYING INDEX

The Dow Jones-UBS Commodity IndexSM Total Return reflects the return on a fully collateralized investment in the Dow Jones-UBS Commodity IndexSM. See “The Underlying Indices—Dow Jones-UBS Commodity IndexSM” beginning on page S-31 of product supplement CLN-2 for information about the Underlying Index. Dow Jones & Company, Inc. (“Dow Jones”) and UBS AG (“UBS”) have no obligation to continue to publish, and may discontinue publication of, the Underlying Index. The consequences of Dow Jones and UBS discontinuing publication of the Underlying Index are discussed in the section of product supplement CLN-2 entitled “Description of the Notes—Discontinuance of an Underlying Index.” None of us, the calculation agent, or MLPF&S accepts any responsibility for the calculation, maintenance, or publication of the Underlying Index or any successor index.

HISTORICAL INFORMATION

The following graph sets forth the monthly historical performance of the Underlying Index in the period from January 2005 through November 2010. This historical data on the Underlying Index is not necessarily indicative of the future performance of the Underlying Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the Underlying Index during any period set forth below is not an indication that the level of the Underlying Index is more or less likely to increase or decrease at any time over the term of the Notes. On the pricing date, the closing level of the Underlying Index, adjusted as described above, was 316.1790.

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